Attorney and counselors at Law	203 N LaSalle, Suite 2100 Chicago, IL 60601 Tel (312) 888-6633 Fax (217) 970-1066 Info@getechlaw.com

September 30, 2020

Attn: Ruairi Regan

Division of Corporation Finance

Office of Real Estate & Construction

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Efund City Metro Income Fund LLC Draft Offering Statement on Form 1-A Submitted July 27, 2020 CIK No. 0001809632

Dear Mr. Regan:

Please find below responses to certain questions raised by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter of comments dated August 21, 2020 (the “Comment Letter”) addressed to Efund City Metro Income Fund LLC (the “Company”, “we”, “our”). For ease of reference, we have repeated the Commission’s comments in this response and numbered them accordingly.

Cover Page

1.	Please reconcile your statement that your offering will terminate at the discretion of your Manager with the time limits set forth in Securities Act Rule 251(d)(3)(i)(F).

Response to Comment No. 1:

The Company’s offering will be within the time limits set forth in Securities Act Rule 251(d)(3)(i)(F) as stated on cover page of the offering circular. The Company again, acknowledges and understands the time limits set forth in Rule 251(d)(3)(i)(F) and will be in compliance with it.

Who is Efund City Platform LLC?, page iv

2.	In regard to the online investment platform referenced in this section, please revise your disclosures to address the following:

●	Provide an overview of the platform, how it is operated and who operates it. Specifically, discuss how the platform will bring together the orders of multiple buyers and sellers for securities and identify the facility or rules under which such orders will interact (e.g., order entry processes, priority);

●	Disclose the current stage of development of the platform and whether revenues have been generated from operation of the platform;

●	Discuss how the platform complies with Rules 300 through 303 of Regulation ATS. Alternatively, please tell us if you intend to register the platform as a national securities exchange;

●	Disclose whether you, Efund City Platform LLC, or Efund City Holding LLC are registered, or intend to register, as broker-dealers under Section 15 of the ‘34 Act;

●	Disclose whether any securities other than those of Efund City Metro Income Fund LLC will trade on the platform and identify such securities; and

●	Provide your analysis which explains clearly whether such platform is an associated person of the issuer and how you determined that they may rely on Exchange Act Rule 3a4-1

Response to Comment No. 2

Overview of the Efund City Platform’s operation

Efund City Platform LLC is an affiliate of the Company as the result of both entities being wholly owned subsidiaries of Efund City Holding LLC, the Company’s sponsor (“the Sponsor”). The Efund City Platform (“the Platform”), which is owned by Efund City Platform LLC, is a software communication tool to be used by the Company, at no cost, in the offer and sale of its own securities. Efund City Platform LLC has no employees and is merely a vehicle through which the Sponsor owns and maintains the Platform.

The Platform is a website and iOS application to help the Company interact with its investors.  The Platform provides customer relationship management features for the Company that enables the Company to be interactive with its qualified users, so that the Company can update its underlying assets information, issue newsletters to registered qualified users, and users can track their investment records in the Company via the website and their mobile App.

The Platform is operated as a customer relationship management platform. If a user submits his/her personal information and after being qualified by the Company, the Company will use the Platform as a communication tool, similar to an email and FTP file share system, to notify the user about the offering and other communications associated with their investment, if any, such as the confirmation of receiving their wired funds, cancel subscriptions, and etc. The Platform is linked to an inhouse fund administrative system of the Company that provides investment records.

The Platform does not undertake or facilitate any activities that would be impermissible for the Sponsor, the Company, or its associated persons pursuant to Exchange Act Rule 3a4-1(a)(4)(iii). And the Platform will not undertake or facilitate any activities that would pursuant to the Crowdfunding Portal for any non-associated issuers or personals.

Current stage of development of the platform

Landing pages for this offering will be developed by the Company based on information contained in the offering circular and will be in accordance with Exchange Act Rule 3a4-1(a)(4)(iii).  The Platform has integrated a file share system based on Amazon AWS, a content management system (CMS), and a customer relationship system (CRM). The Platform also integrates an ACH transfer (provided by Dwolla, Inc.) and AML/KYC compliance feature (provided by Plaid.com).

Compliance with Rules 300 through 303 of Regulation ATS; No intention to register as a national securities exchange

Once this offering is declared qualified, potential investors could access the Platform to review and submit their indications and proof of qualification for this Reg A+ offering. However, obtaining a user account from the Platform neither constitutes an indication of interest in any offering nor involves any obligation or commitment of any kind.  The Platform is not operated as an exchange and the Platform does not have any intention to be an exchange or provide any similar features to investors or any other entities.

The Company, Efund City Platform LLC, and Efund City Holding LLC are not registered, and are not required to register as broker-dealers under Section 15 of the ‘34 Act

As described more fully below, as the offering of the Company’s securities will be conducted solely by the issuer and its associated persons, Efund City Platform LLC does not need to register as a broker-dealer because:

●	None of the Sponsor, the Company or its associated persons are required to register as a broker-dealer pursuant to the exemption from registration contained in Exchange Act Rule 3a4-1, and the same analysis should apply to Efund City Platform LLC as an entity under common control with the Company; and

●	The Platform is merely a communications tool to be used by the Company and its associated persons in conducting the offering in accordance with Rule 3a4-1, and none of the functionality of the Platform requires Efund City Platform LLC to register as a broker-dealer.

As stated in Exchange Act Release No. 13195 (January 21, 1977), “the Exchange Act has customarily been interpreted not to require the issuer itself to register as either a broker or a dealer; the issuer would not be effecting transactions for the account of others nor, generally, would it be engaged in the business of both buying and selling its securities for its own account.” Accordingly, the Company is not required to register as a broker as a result of offering and selling its own securities.

As stated in Exchange Act Release 22172 (June 27, 1985) (“Release 22172”), “the Commission believes that it is also appropriate to include employees of companies or partnerships in a control relationship with the issuer within the scope of [Rule 3a4-1]… While Rule 3a4-1 focuses on the activities of natural persons, it also may have an impact on their employers. For example, if employees of a corporate general partner sell securities of the issuer-limited partnership in compliance with Rule 3a4-1, neither the employees nor the corporate general partner would be required to register as a broker-dealer.” (emphasis added). Efund City Holding LLC, as the parent company of the Company, is not required to register as a broker as a being in a control relationship with the Company.

All associated persons of the Company who participate in the offer and sale of securities in this offering will do so pursuant to the exemption contained in Exchange Act Rule 3a4-1(a)(4)(iii). Specifically, all associated persons of the Company shall limit their activities to the following:

●	Preparing written communications that have been approved by a principal of the Company, or delivering such written communications in a way that does not involve oral solicitation (e.g., via email);

●	Responding to inquiries of a potential investor in a communication initiated by the potential purchaser, with responses being limited to information contained in the offering documentation; and

●	Performing ministerial and clerical work involved in effecting any transactions in this offering.

In addition, as the Company associated persons intend to rely on the most stringent exemption contained in Rule 3a4-1 (the “passive sales” exemption of Rule 3a4-1(a)(4)(iii)), “the limited sales activity identified in this [exemption] does not raise significant potential for abuse. Moreover, because the issuer’s potential liability under the securities laws for wrongful conduct of its employees, the issuer has a strong incentive to carefully circumscribe the sales activities of those persons” (Release 22172).

Finally, as discussed in more detail below, no associated person of the Company will be compensated for his/her participation in this offering of securities, either through commissions or other remuneration based directly or indirectly on the offer and sale of the Company’s securities. The salaries of natural persons who may participate in the proposed offering are in no way dependent, directly or indirectly, upon the success or failure of the proposed offering by the Company.

Accordingly, neither the Sponsor nor its employees (nor the Company or its associated persons) who may participate in the proposed offering are required to register as brokers as a result of the exemption contained in Exchange Act Rule 3a4-1(a)(4)(iii).

Any securities other than those of Efund City Metro Income Fund LLC will use the platform

There are not any planned securities other than those of the Company that will use the Platform as of now. However, the Platform might provide similar functions, customer relationship platform service, as to other offerings associated with the Sponsor in the future. Once this offering is qualified, the Platform will separate the landing pages and contents of the Company from those of other general information.

Applicability of Rule 3a4-1 to Efund City Platform LLC

Efund City Platform LLC is a wholly owned subsidiary of the Sponsor, and has no employees of its own. The purpose of Efund City Platform LLC is to act as a holding company for the ownership of the Platform. Efund City Platform LLC has no other operations and does not generate revenue of any kind.

Given that each of the Sponsor, the Company and its associated persons may rely on 3a4-1 and Staff guidance for an exemption from broker-dealer registration, it follows that Efund City Platform LLC, an affiliated entity with no operations or agency, should also be exempt from the requirements of broker-dealer registration. The Company does not believe that the Staff has ever intended to subject an entity with no operations or revenue to the burdens of broker-dealer registration simply as a result of it owning a communications tool that it allows affiliated issuers to utilize for free, especially when, as here, such entity has not and will not take any action that the affiliated issuer, or its associated persons, would not itself be permitted to take under the strict limitations of Exchange Act Rule 3a4-1(a)(4)(iii).

This conclusion is further supported by the fact that there are simply no other indicia of broker-dealer activity present that would require Efund City Platform LLC to register as a broker-dealer under the Exchange Act.

How will the Company’s NAV per share be calculated?, page viii

3.	Please provide us, on a supplemental basis, with your template for future NAV disclosures.

Response to Comment No. 3

Please see Appendix A for the template the Company expects to use for future NAV disclosures. After closing of the offering, the Company will disclose NAV on a quarterly basis in a quarterly offering circular supplement filed on EDGAR. Additionally, the Company will present the updated NAV amount to investors on the Platform.

Preferred Return, page 2

4.	We note that you are a blind pool company with no current assets or operations and that it appears unlikely that you would have a reasonable basis for including projected distribution amounts. Refer to Part II(b) of Form 1-A. As such, please revise to discuss the 8% distribution contemplated by your operating agreement in Risk Factors on page 4 and in Description of the Securities Being Offered on page 39. Please also explain the basis for the 8% distribution.

Response to Comment No. 4

The Company would like to clarify that the 8% distribution is not a guaranteed or promised distribution, and the Company would never make that being a guaranteed or promised distribution rate in any of their marking materials. In accordance with the Staff’s comment, the Company made certain revisions to its offering circular to minimize the emphasis of the 8% and added additional disclosure on Page 6.

Description of Business, page 25

5.	We note your disclosure regarding Efund City Holding LLC and the online investment platform for commercial real estate in the offering statement. We also note that you have not identified the properties you intend to acquire and thus your offering is a blind pool offering. Accordingly, please provide the disclosure referenced in Industry Guide 5. In particular, please provide the prior performance narrative and prior performance tables required by Item 8, or advise. Refer to Release No. 33-6900 (June 17, 1991), Item 7(c) of Part II of Form 1-A and CF Disclosure Guidance Topic No. 6.

Response to Comment No. 5

Efund City Holding LLC has not sponsored or participated in any other offerings or projects before. Efund City Metro Income Fund LLC is the first project that Efund City Holding LLC sponsors. Thus, there is no prior performance to disclose.

Management, page 33

6.	Please revise to clarify the business experience during the past five years for each of your executive officers. Please also clarify the nature of the responsibilities undertaken by them in each of those positions, and the periods during which each officer was employed by each entity. Refer to Item 10(c) of Part II of Form 1-A.

Response to Comment No. 6

In accordance with the Staff’s comment, the Company has revised the management section to include the business experience during the past five years for each of the Company’s executive officers on pages 33 and 34.

Management Compensation, page 38

7.	Please disclose the estimated dollar amount of acquisition/origination fees and asset management fees, assuming the maximum amount is raised and assuming you utilize your target leverage, or advise us why you are unable to calculate such fees at this time. Please refer to Item 4.B of Industry Guide 5.

Response to Comment No. 7

In accordance with the Staff’s comment, the Company has revised the management compensation section on page 38.

Operating Agreement, page 42

8.	Please summarize the material terms of your Operating Agreement including arbitration, choice of forum and waiver of rights to jury trial provisions.

Response to Comment No. 8

In accordance with the Staff’s comment, the Company has summarized the material terms of the Operating Agreement including arbitration, choice of forum and waiver of rights to jury trial provisions from page 43.

9.	It appears from your Operating Agreement that the arbitration, right to jury trial and choice of venue provisions may apply to federal securities law claims. Please clarify whether these provisions apply to claims arising under the Securities Act or Exchange Act, and if so, please disclose that there is uncertainty as to whether a court would enforce such provisions. If the provisions apply to Securities Act claims, please also state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.

Response to Comment No. 9

The operating agreement’s arbitration, right to jury trial and choice of venue provisions may apply to federal securities law claims.

The Company already disclosed the investors’ non-waiver of the Company’s compliance with the Federal Securities laws and the rules and regulations promulgated thereunder on page 23. In accordance with the Staff’s comment, added additional disclosures on page 23.

10.	Please indicate which manager/officer is signing as principal accounting officer. Refer to Instruction 1 to the Signatures section of Form 1-A.

Response to Comment No. 10

Mr. Fan ‘Richard’ Liu will sign as the principal accounting officer. In accordance with the Staff’s comment, the Company has revised the signature section.

We thank the Staff in advance for its consideration of the foregoing. Should you have any questions, please do not hesitate to contact me.

Very truly yours,

GETECH LAW LLC

By:	/s/ Ge (Linda) Lei
Ge (Linda) Lei

cc:	Mr. Will Ni

Appendix A

Efund City Metro Income Fund LLC

SUPPLEMENT NO.        DATED           , 20

TO THE OFFERING CIRCULAR DATED           , 20

This supplement No. is part of the offering circular of Efund City Metro Income Fund LLC and should be read in conjunction with the offering circular. Terms used in this supplement No. and not otherwise defined herein have the same meanings as set forth in our offering circular and any supplements thereto. The purpose of this supplement is to disclose:

●	our quarterly net asset value (“NAV”) per common share;

●	the components of NAV as of , 20 ;

●	[the status of our share redemption plan;]* and

●	[our historical share pricing information.]*

*	as applicable

Quarterly Pricing Supplement

As of                  , 20    , our NAV per common share is $                . This NAV per common share shall be effective through                  , 20    , unless updated by us prior to that time.

Components of NAV

The following sets forth the calculation of NAV for our common shares:

STATEMENTS OF ASSETS AND LIABILITIES (UNAUDITED)

(In thousands, except per share numbers)	December 31, 2020	March 31, 2021
Real Estate:
Land	$444	$222
Buildings and Improvements	444	222
Gross Real Estate Operating Assets	888	444
Less: Accumulated Depreciation	(444)	(222)
Net Operating Real Estate	444	222
Construction in Progress	444	222
Land Held for Development	444	222
Real Estate Assets Held for Sale:	444	222
Total Real Estate, Net of Accumulated Depreciation:	$1,776	$888

Investments in Equity Interests	444	222
Cash and cash equivalents	444	222
Capitalized Financing Fees	444	222
Accounts Receivable, Net	444	222
Prepaid Expenses & Other Assets	444	222
Total Assets:	$3,996	$1,998

Liabilities & Shareholders' Equity:
Distribution Payable	444	222
Accrued Interest Payable	444	222
Accrued Expenses & Other Liabilities	444	222
Total Liabilities:	$1,332	$666

Member’s Equity (50,000 common shares at $10 per share)	500	500
Additional paid in capital	-	-
Retained earnings	2161	832
Total Shareholders' Equity	$2664	$1,332

NET ASSETS:	$2,664	$1,332
Total Shares	50	50
NET ASSET VALUE PER SHARE	$53.3	$26.6

A-1

As described in “Valuation Policies” in our offering circular, our manager’s internal accountants calculate our NAV per common share using a process that reflects (1) estimated values of each of our assets and investments, (2) quarterly updates in the price of liquid assets for which third party market quotes are available, (3) accruals of our quarterly distributions, and (4) estimates of quarterly accruals, on a net basis, of our operating revenues, expenses and fees.

The calculation of our NAV per common share is based on a number of judgments, assumptions and opinions about future events that may or may not prove to be correct. Our published NAV per common share may not reflect the precise amount that might be paid for your shares in a market transaction. Purchases and repurchases of shares of our common stock will be made based on the then-current NAV per common share.

If a material event occurs in between quarterly updates of NAV that would cause our NAV per common share to change by 5% or more from the last disclosed NAV, we will disclose the updated price and the reason for the change in an offering circular supplement and on the Efund City Platform website as promptly as reasonably practicable.

Our current NAV per common share can also be found on the Efund City Platform website, www.efundcity.com.

[Share Redemption Plan Status

During the quarter ended         , 20    ,               common shares were redeemed pursuant to our share redemption plan.]*

[Historical Share Pricing Information ]*

Below is the quarterly NAV per common share, as determined in accordance with our valuation policies, for each fiscal quarter from              , 20     to            , 20

Date	NAV per share
, 20	$
, 20	$
, 20	$
, 20	$
, 20	$

*	as applicable

A-2